June 3, 2005

By Facsimile and U.S. Mail

James M. Dubin, Esq.
O. Denny Kwon, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

	Re:	Emmis Communications Corporation
		Schedule TO-I, Amendment No. 2
		Filed June 2, 2005

Dear Mr. Dubin:

	We have the following additional comments on the above-referenced filing:

Offer to Purchase
Summary Term Sheet, page i
1. We reissue comment 2. Your revised disclosure does not highlight why FCC approval is needed for the transaction, i.e. that the tender offer, if fully subscribed, will result in a change in control because Mr. Smulyan`s ownership will increase to more than 50%. Conditions of the Tender Offer, page 17
2. We note your response to comment 7 and reissue the comment in part. It appears that the conditions cited in the last paragraph of your response are material in that, if waived, the offer must be amended to provide notice of the material change and to provide five business days to remain in the offer upon disseminate of the notice.

Certain Information Concerning Emmis, page 21
3. We note your response to comment 10 and reissue the comment.
The
summary financial information must be mailed to security holders.
We
note that the information includes pro forma financial information.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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James M. Dubin, Esq.
O. Denny Kwon, Esq.
June 3, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE